UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED SECOND QUARTER 2014 RESULTS1;2

Santiago, Chile, August 5th, 2014 – CCU announced today its consolidated financial results for the second quarter ended June 30, 2014:

•          Consolidated Volumes increased 6.6% (4.5% for organic growth). The Chile Operating segment contributed with an increase of 6.5% (same figures for organic growth). The Río de la Plata Operating segment showed a 10.7% increase (0.1% decrease for organic growth) and the Wine Operating segment decreased 2.5% this quarter (same figures for organic growth).

•          Net sales increased 8.3% as a consequence of 6.6% higher consolidated Volumes coupled with 1.5% higher average prices. Organically, Net sales grew 6.0%.

•          Gross profit increased 7.0% as a combination of higher Net sales and an increase in Cost of sales of 58 bps as a percentage of Net sales. Organically, Gross profit grew 5.9%.

•          EBITDA  increased 37.5% (37.7% for organic growth), driven by the Wine Operating segment and the Rio de la Plata Operating segment, partially offset by the Chile Operating segment. The Rio de la Plata Operating segment includes, as a non-recurring item, the positive one-time effect compensations received by our Argentine subsidiary CICSA, for the termination of the contract which allowed us to import and distribute on an exclusive basis, Corona  and Negra Modelo beers in Argentina and the license for the production and distribution of Budweiser  beer in Uruguay. When excluding the non-recurring item, EBITDA decreased 12.3%.

•          Net income increased 52.1% this quarter (55.5% for organic growth). When excluding the non-recurring item, Net income decreased 27.4%.

•          Earnings per share3 increased 31.1% and 30.5% in organic terms. When excluding the non-recurring item, Earnings per share decreased 37.5%.

Key figures	Q2'14	Q2'13	Total	Organic
(In ThHL or CLP million unless stated otherwise)			change %	change %
Volumes	4,657	4,367	6.6%	4.5%
Net sales	263,553	243,446	8.3%	6.0%
Gross profit	132,672	123,952	7.0%	5.9%
EBIT	35,842	21,841	64.1%	66.4%
EBITDA	52,142	37,932	37.5%	37.7%
Net income	23,468	15,429	52.1%	55.5%
Earnings per share	63.5	48.4	31.1%	30.5%

Key figures	YTD'14	YTD'13	Total	Organic
(In ThHL or CLP million unless stated otherwise)			change %	change %
Volumes	10,986	10,318	6.5%	4.4%
Net sales	598,364	547,546	9.3%	7.0%
Gross profit	318,457	298,136	6.8%	5.5%
EBIT	91,859	79,872	15.0%	15.4%
EBITDA	124,472	111,136	12.0%	11.6%
Net income	64,036	55,745	14.9%	15.6%
Earnings per share	173.3	175.0	(1.0)%	(0.3)%

1 For an explanation of the terms used please refer to the Glossary in Further Information and Exhibits. For organic growth details please refer to page 7. Figures in tables and exhibits have been rounded off and may not add exactly the total shown.

2 All references in this Press Release shall be deemed to refer to Q2’14 figures compared to Q2’13 figures, unless otherwise stated.

3 Considers period weighted average shares according to Capital increase as of December 31th, 2013.

PRESS RELEASE

COMMENTS FROM THE CEO

We are pleased with CCU’s second quarter 2014 consolidated Volumes results which increased by 6.6% with positive volume growth in most of the Operating segments. In organic terms, Volumes grew 4.5% excluding the positive consolidation impact of the Paraguayan operation. EBITDA grew 37.5% and the EBITDA margin was 19.8%. When excluding the compensations received by our Argentine subsidiary CICSA4, for the termination of the contract which allowed us to import and distribute on an exclusive basis, Corona  and Negra Modelo beers in Argentina, and the license for the production and distribution of Budweiser  beer in Uruguay, the EBITDA decreased 12.3% mainly explained by 9.5% higher Cost of sales and 14.7% increase in MSD&A, while the EBITDA margin decreased to 12.6%, 296 bps lower than Q2’13. All in, Net income increased 52.1% reaching CLP 23,468 million in the quarter.

Chile Operating segment EBITDA decreased 14.1% as the Cost of sales increased by 17.2%, mainly due to the 14% average peso devaluation against the same  quarter of last year, coupled with 20.3% increase in MSD&A as distribution cost raised and more intense marketing was performed. These two effects were not compensated by the 6.5% higher sales Volumes and the 5.7% higher average prices. Nevertheless we were able to gain market share in all the categories within this Operating segment, despite price increases in beer, soft drinks and spirits.

The Río de la Plata Operating segment EBITDA was CLP 13,087 million. Excluding the positive one time effect of the above mentioned compensations in Argentina and Uruguay, the EBITDA was negative CLP 5,795 million, as the Argentina operation was not able to offset the unfavorable external conditions: lower private consumption and government restrictions on our imported products portfolio affected our volumes, while higher inflationary pressures and a strong currency devaluation of 52% year on year in USD terms, increased our Costs of sales and MSD&A expenses. Still, we were able to increase market share in our most relevant businesses in Rio de la Plata Operating segment.

Our Wine Operating segment continued showing positive trends. The EBITDA showed a significant increase of 63.7% mostly explained by: the Domestic market, where volumes increased 6.9% and prices increased 2.9% driven by a better sales mix; the Export business, where lower sales Volumes were fully compensated by a 1.6% higher average prices in USD terms and a higher exchange rate; and the lower input cost of wine. Furthermore, the Wine Operating segment achieved the top position in value share within the entire business category for the Domestic market.

During this quarter we continued with our strategy to achieve non organic growth, as we entered in a new neighboring market through a partnership that will allow us to participate in the Bebidas Bolivianas S.A. business, which involves the production, marketing and multi-category sales of alcoholic beverages and soft drinks in Bolivia. Additionally, we must highlight the distinction of ECCUSA as the PepsiCo Global Bottler of the Year.

4 CICSA: Compañía Industrial Cervecera S.A, a subsidiary of CCU Argentina

PRESS RELEASE

Finally, the terms of the Tax reform are still under discussion in Congress. According to the last updated version, already approved by the Upper Congress, changes will increase corporate taxes as well as taxes on alcoholic and sugar containing beverages.

We remain ourselves optimistic in our search of growth opportunities, as well as cautious in this current complex scenario, determined to constantly reach operational excellence and continue with our efforts in cost savings, pricing and maximizing margins initiatives across all of our operations.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

NET SALES

Q2’14    Increased 8.3% to CLP 263,553 million as a result of 6.6% higher volumes and 1.5% higher average prices. All Operating segments contributed to this growth in Net sales as follows: Chile with 12.6% increase, Wine with 5.0% and Rio de la Plata with 2.0%.

On organic basis, Net sales increased 6.0% as a result of 4.5% higher Volumes coupled with 1.5% increase in average prices. The Chile Operating segment contributed to this growth with 12.6% organic Net sales increase as Volumes increased 6.5% organically, coupled with 5.7% higher average prices. The Wine Operating segment contributed with a 5.0% increase, as average prices increased 7.7%, partially compensated by 2.5% lower organic Volumes. This was partially compensated by Río de la Plata Operating segment with a 10.0% decrease in Net sales, as Volumes decreased 0.1% organically, coupled with 9.9% decrease in organic average prices measured in CLP terms.

2014      As reported, accumulated Net sales increased 9.3% to CLP 598,364 million as a result of 6.5 % higher Volumes coupled with 2.6 % increase in average prices. On organic basis, accumulated Net sales increased 7.0% to CLP 586,091 million as a result of 4.4% higher Volumes coupled with 2.5% increase in average prices.

Net sales by segment

	Net sales (million CLP)
	Q2'14	Mix	Q2'13	Mix	Total Change%	Organic Change%
1. Chile Operating segment	175,097	66.4%	155,461	63.9%	12.6	12.6
2. Río de la Plata Operating segment	46,843	17.8%	45,939	18.9%	2.0	(10.0)
3. Wine Operating segment	44,154	16.8%	42,053	17.3%	5.0	5.0
4. Other/Eliminations	(2,540)	(1.0)%	(6)	(0.0)%	N/A	N/A
TOTAL	263,553	100.0%	243,446	100.0%	8.3	6.0

	Net sales (million CLP)
	YTD '14	Mix	YTD '13	Mix	Total Change%	Organic Change%
1. Chile Operating segment	399,814	66.8%	358,115	65.4%	11.6	11.6
2. Río de la Plata Operating segment	123,426	20.6%	118,687	21.7%	4.0	(6.3)
3. Wine Operating segment	80,525	13.5%	71,180	13.0%	13.1	13.1
4. Other/Eliminations	(5,401)	(0.9)%	(436)	(0.1)%	N/A	N/A
TOTAL	598,364	100.0%	547,546	100.0%	9.3	7.0

PRESS RELEASE

GROSS PROFIT

Q2’14    Increased 7.0% to CLP 132,672 million as a result of 8.3% higher Net sales, partially offset with 9.5% higher Cost of sales, which increased from 49.1% to 49.7% as a percentage of Net sales. As a consequence, Gross profit decreased from 50.9% to 50.3% as a percentage of Net sales.

On organic basis, Gross profit increased 5.9% to CLP 131,212 million due to 6.0% higher Net sales, partially offset by 6.2% higher Cost of sales. Organic Gross profit, as a percentage of Net sales, decreased from 50.9% to 50.8%.

2014      Gross profit increased 6.8% to CLP 318,457 million and, as a percentage of Net sales, decreased from 54.4% to 53.2%. On organic basis, Gross profit increased 5.5% to CLP 314,584 million and, as a percentage of Net sales, decreased from 54.4% to 53.7%.

EBIT

Q2’14    Increased 64.1% to CLP 35,842 million, mostly explained by the positive, one time effect compensations received by our Argentine subsidiary CICSA for the termination of the contract which allowed us to import and distribute on an exclusive basis, Corona  and Negra Modelo beers in Argentina, and the license for the production and distribution of Budweiser  beer in Uruguay. The EBIT margin increased 462 bps. Excluding the referred non-recurring item, the EBIT decreased 22.3%, mainly explained by 9.5% higher Cost of sales, as local currencies devaluated in all of our Operating segments, and 14.7% increase in MSD&A, due to higher distribution costs and marketing expenses. Excluding the compensations, the EBIT margin decreased 254 bps.

On organic basis, EBIT increased 66.4% to CLP 36,354 million, and organic EBIT margin increased from 9.0% to 14.1%.

2014      EBIT increased 15.0% to CLP 91,859 million and EBIT margin increased from 14.6% to 15.4%. On organic basis, EBIT increased 15.4% to CLP 92,149 million and organic EBIT margin increased from 14.6%  to 15.7%.

EBIT and EBIT margin by segment

	EBIT (million CLP)						EBIT margin
	Q2'14	Mix	Q2'13	Mix	Total Change%	Organic Change%	Q2'14	Q2'13	Total Change(bps)	Organic Change(bps)
1. Chile Operating segment	19,391	54.1%	23,884	109.4%	(18.8)	(18.8)	11.1%	15.4%	(429)	(429)
2. Río de la Plata Operating segment	10,452	29.2%	(4,023)	(18.4)%	359.8	372.5	22.3%	(8.8)%	3107	3527
3. Wine Operating segment	7,334	20.5%	3,834	17.6%	91.3	91.3	16.6%	9.1%	749	749
4. Other/Eliminations	(1,335)	(3.7)%	(1,854)	(8.5)%	(28.0)	(28.0)	-	-	-	-
TOTAL	35,842	100.0%	21,841	100.0%	64.1	66.4	13.6%	9.0%	463	512

PRESS RELEASE

	EBIT (million CLP)						EBIT margin
	YTD '14	Mix	YTD '13	Mix	Total Change%	Organic Change%	YTD '14	YTD '13	Total Change(bps)	Organic Change(bps)
1. Chile Operating segment	60,159	65.5%	69,797	87.4%	(13.8)	(13.8)	15.0%	19.5%	(444)	(444)
2. Río de la Plata Operating segment	16,977	18.5%	4,951	6.2%	242.9	248.8	13.8%	4.2%	958	1136
3. Wine Operating segment	12,662	13.8%	4,240	5.3%	198.6	198.6	15.7%	6.0%	977	977
4. Other/Eliminations	2,061	2.2%	884	1.1%	133.1	133.1	-	-	-	-
TOTAL	91,859	100.0%	79,872	100.0%	15.0	15.4	15.4%	14.6%	76	114

EBITDA

Q2’14    Increased 37.5% to CLP 52,142 million and EBITDA margin increased from 15.6% to 19.8%. On organic basis, EBITDA increased 37.7% to CLP 52,245 million and the EBITDA margin increased from 15.6% to 20.2%.

2014      Increased 12.0% to CLP 124,472 million and EBITDA margin increased from 20.3% to 20.8%. On organic basis, EBITDA increased 11.6% to CLP 123,974 million and organic EBITDA margin increased from 20.3% to 21.2%.

EBITDA and EBITDA margin by segment

	EBITDA (million CLP)						EBITDA margin
	Q2'14	Mix	Q2'13	Mix	Total Change%	Organic Change%	Q2'14	Q2'13	Total Change(bps)	Organic Change(bps)
1. Chile Operating segment	28,525	54.7%	33,208	87.5%	(14.1)	(14.1)	16.3%	21.4%	(507)	(507)
2. Río de la Plata Operating segment	13,087	25.1%	(1,507)	(4.0)%	N/A	N/A	27.9%	(3.3)%	3122	3518
3. Wine Operating segment	9,066	17.4%	5,538	14.6%	63.7	63.7	20.5%	13.2%	736	736
4. Other/Eliminations	1,464	2.8%	694	1.8%	111.1	111.1	-	-	-	-
TOTAL	52,142	100.0%	37,932	100.0%	37.5	37.7	19.8%	15.6%	420	466

	EBITDA (million CLP)						EBITDA margin
	YTD '14	Mix	YTD '13	Mix	Total Change%	Organic Change%	YTD '14	YTD '13	Total Change(bps)	Organic Change(bps)
1. Chile Operating segment	78,824	63.3%	88,136	79.3%	(10.6)	(10.6)	19.7%	24.6%	(490)	(490)
2. Río de la Plata Operating segment	22,103	17.8%	9,914	8.9%	122.9	117.9	17.9%	8.4%	955	1108
3. Wine Operating segment	16,087	12.9%	7,504	6.8%	114.4	114.4	20.0%	10.5%	944	944
4. Other/Eliminations	7,458	6.0%	5,583	5.0%	33.6	33.6	-	-	-	-
TOTAL	124,472	100.0%	111,136	100.0%	12.0	11.6	20.8%	20.3%	50	86

NON-OPERATING RESULT

Q2’14    Decreased CLP 2,256 million from a loss of CLP 2,388 million to a loss of CLP 4,645 million mainly explained by:

•      Net financial expenses  which decreased CLP 1,614 million from a loss of CLP 3,838 million to a loss of CLP 2,224 million, mainly due to higher financial incomes from the larger current Cash and Cash equivalent.

PRESS RELEASE

•      Results as per adjustment units which decreased CLP 1,364 million from a gain of CLP 87 million to a loss of CLP 1,277 million, mainly explained by higher inflation in the Q2’14 compared to Q2’13 periods.

•      Foreign currency exchange differences and Other gains/(losses) which decreased CLP 2,174 million from a gain of CLP 1,340 million to a loss of CLP 834 million mainly explained by losses related to hedges covering foreign exchange variations on taxes.

2014      Decreased CLP 284 million from a loss of CLP 6,870 million to a loss of CLP 7,153 million, mostly due to Results as per adjustment units, Foreign currency exchange differences and Other gains/(losses), partially compensated by Net financial expenses.

INCOME TAXES

Q2’14    Increased CLP 2,087 million, mainly explained by the higher operating result in Rio de la Plata due to the already highlighted positive one time effect compensations, and the higher operating result of the Wine Operating segment.

2014     Decreased CLP 74 million mostly explained by higher results in the Rio de la Plata and Wine Operating segments, fully compensated by price-level restatements of the tax equity due to adjustments for inflation.

NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF PARENT COMPANY

Q2’14    Increased 52.1% to CLP 23,468 million mostly explained by the already mentioned compensations received by CICSA and the Wine operating segment higher operating result, partially offset by lower Non-operating results. On organic basis, Net income increased 55.5%.

2014      Increased CLP 8,291 million to CLP 64,036 million mostly explained by higher EBIT, mainly due to the Rio de la Plata and Wine Operating segments, partially offset by the Chile Operating segment and the Non-operating results.

PRESS RELEASE

ORGANIC GROWTH

The following schedule details the effect of the consolidation of the Paraguayan operation acquisition  in December 2013. For better insight, Proforma refers to consolidated results as reported for the year.

SECOND QUARTER	As reported		Paraguay Effect(1)	Proforma(2)		Total(3)	Organic(4)
(In ThHL or CLP million unless stated otherwise)	2014	2013		2014	2013	Change%	Change%
Volumes	4,657	4,367	94	4,563	4,367	6.6	4.5
Net sales	263,553	243,446	5,488.7	258,064	243,446	8.3	6.0
Net sales (CLP/HL)	56,589	55,741	58,351	56,552	55,741	1.5	1.5
Cost of sales	(130,880)	(119,494)	(4,028)	(126,852)	(119,494)	9.5	6.2
% of net sales	49.7	49.1	73.4	49.2	49.1
Gross profit	132,672	123,952	1,460	131,212	123,952	7.0	5.9
% of net sales	50.3	50.9	26.6	50.8	50.9
MSD&A	(117,241)	(102,252)	(1,969)	(115,272)	(102,252)	14.7	12.7
% of net sales	44.5	42.0	35.9	44.7	42.0
Other operating income/(expenses)	20,410	141	(3)	20,413	141	N/A	N/A
EBIT	35,842	21,841	(511.76)	36,354	21,841	64.1	66.4
EBIT Margin (%)	13.6	9.0	(9.3)	14.1	9.0
EBITDA	52,142	37,932	(103)	52,245	37,932	37.5	37.7
EBITDA Margin (%)	19.8	15.6	(1.9)	20.2	15.6
(1) Effect of excluding Paraguay's results from the quarter As reported.
(2) Excludes the mentioned effects for the period.
(3) Total Change refers to As reported figures variation.
(4) Organic Change refers to as Proforma figures variation.

YTD AS OF JUNE	As reported		Paraguay Effect(1)	Proforma(2)		Total(3)	Organic(4)
(In ThHL or CLP million unless stated otherwise)	2014	2013		2014	2013	Change%	Change%
Volumes	10,986	10,318	209	10,777	10,318	6.5	4.4
Net sales	598,364	547,546	12,272.9	586,091	547,546	9.3	7.0
Net sales (CLP/HL)	54,464	53,065	58,694	54,382	53,065	2.6	2.5
Cost of sales	(279,907)	(249,410)	(8,400)	(271,507)	(249,410)	12.2	8.9
% of net sales	46.8	45.6	68.4	46.3	45.6
Gross profit	318,457	298,136	3,873	314,584	298,136	6.8	5.5
% of net sales	53.2	54.4	31.6	53.7	54.4
MSD&A	(249,000)	(219,104)	(4,166)	(244,834)	(219,104)	13.6	11.7
% of net sales	41.6	40.0	33.9	41.8	40.0
Other operating income/(expenses)	22,402	841	2	22,400	841	N/A	N/A
EBIT	91,859	79,872	(290.74)	92,149	79,872	15.0	15.4
EBIT Margin (%)	15.4	14.6	(2.4)	15.7	14.6
EBITDA	124,472	111,136	498	123,974	111,136	12.0	11.6
EBITDA Margin (%)	20.8	20.3	4.1	21.2	20.3
(1) Effect of excluding Paraguay's results from the quarter As reported.
(2) Excludes the mentioned effects for the period.
(3) Total Change refers to As reported figures variation.
(4) Organic Change refers to as Proforma figures variation.

PRESS RELEASE

SECOND QUARTER OPERATING SEGMENTS HIGHLIGHTS (Exhibits 3 & 4)
1. CHILE

Net sales increased 12.6% to CLP 175,097 million as a result of 6.5% higher sales Volume coupled with 5.7% higher average prices.

EBIT decreased 18.8% to CLP 19,391 million due to 17.2% higher Cost of sales and 20.3% higher MSD&A expenses, partially compensated by 12.6% higher Net sales. Cost of sales, as a percentage of Net sales, increased from 47.4% to 49.3%, mainly explained by the 14% average Chilean peso devaluation against the same quarter of last year. MSD&A, as a percentage of Net sales, increased from 37.2% to 39.7%, almost fully explained by higher distribution costs and higher marketing expenses. The EBIT margin decreased from 15.4% to 11.1%.

EBITDA decreased 14.1% to CLP 28,525 million and the EBITDA margin decreased from 21.4% to 16.3%.

Comments: The Chile operation showed growth in Volumes across all the businesses, fueled partially by the World Cup related promotional activities. The good execution in the points of sale and the effective marketing campaigns, allowed us to increase consolidated market share in the Operating segment despite the price increases performed in most of our categories of around 3.5% in beers, 3.6% in soft drinks and 4.9% in spirits.

Continuing with the innovation strategy, we must highlight the introduction of Sol beer across the whole country by the end of May. This brand, already launched in the north of Chile, was able to deliver excellent results. Also “Escudo XXX” was introduced as a brand extension and new returnable packaging for nectars amongst other innovations.

Promotions and marketing for key brands drove per capita consumption. Focus on the Cristal brand, as an official sponsor of the Chile national soccer team, delivered excellent results through strong social media, television and marketing campaigns. Furthermore, Gatorade was part of the global “Football 2014” campaign with limited edition flavors and football idols pictures in packaging. Finally, we want to highlight the series of initiatives for promoting premium Pisco consumption which included instructive programs for cocktail preparations.

The terms of the Tax reform are still under discussion in Congress. According to the last updated version, already approved by the Upper Congress, changes will increase corporate taxes as well as taxes on alcoholic and sugar containing beverages.

Additionally, we must highlight the distinction of ECCUSA as the PepsiCo Global Bottler of the Year. Furthermore, we have been voted as one of the “Most Admired” and one of the “Most Respected” Companies in Chile by two of the most renowned local rankings.

PRESS RELEASE

We remain ourselves optimistic in our search of growth opportunities in Chile, as well as cautious in this current complex scenario, determined to constantly reach operational excellence and continue with our efforts in cost savings, pricing and maximizing margins initiatives across our entire Chile Operating segment.

2. RIO DE LA PLATA

Net sales, measured in Chilean pesos, increased 2.0% to CLP 46,843 million as a result of 10.7% higher sales Volume, partially compensated by 7.9% decrease in average prices. Organically, Net sales decreased 10.0% as a result of 0.1% lower sales Volumes, coupled with 9.9% lower average prices measured in CLP terms as the Argentine peso devaluated 52% year on year in USD terms.

EBIT measured in Chilean pesos, increased 359.8% to CLP 10,452 million as a result of the positive one time effect of the compensations on the Corona  and Negra Modelo brand licenses agreements in Argentina and Budweiser  brand license in Uruguay. The EBIT margin increased from negative 8.8% to 22.3%. Organically, it increased 372.5%, and the organic EBIT margin increased from negative 8.8% to 26.5%.

EBITDA, measured in Chilean pesos, increased 968.2% to CLP 13,087 million and EBITDA margin increased from negative 3.3% to 27.9%. Organically, the EBITDA increased 975.0% and the organic EBITDA margin increased from negative 3.3% to 31.9%.

Comments: The Rio de la Plata organic Volumes decrease was mainly explained by the Argentine operation which was negatively affected by a slowdown of private consumption and Government restrictions for imported products.

In Argentina, cost saving efforts and price increases in March were not enough to compensate for increased promotional activity and cost increases due to inflation and devaluation. As we mentioned in our June 6th Information of Interest to the Market, our subsidiary Compañía Industrial Cervecera S.A. reached agreements with Cervecería Modelo S. de R.L. de CV. and Anheuser-Busch LLC, for the termination of the contract which allows CICSA to import and distribute on an exclusive basis, Corona  and Negra Modelo beers in Argentina, and the license for the production and distribution of Budweiser  beer in Uruguay. CICSA received in compensation of these agreements the amount of ARS 277.2 million, equivalent to USD 34.2 million.

Regarding market share, we were able to increase it in our most relevant businesses in Rio de la Plata Operating segment.

The integration of the newly acquired operations of Paraguay and Uruguay are progressing well, with Volume growth despite very competitive challenges.

PRESS RELEASE

3. WINE

Net sales increased 5.0% to CLP 44,154 million due to 8.3%5 higher average price, partially offset by 2.5% lower sales Volumes.

EBIT increased 91.3% to CLP 7,334 million mainly due to higher average prices –positively affected by the devaluation of the Chilean peso in the export side of the business- and lower Cost of sales, attributable to lower cost of wine and cost reduction initiatives in Argentina. MSD&A expenses increased 9.5% mainly due to higher marketing expenses, as we continued with our strategy to invest more in marketing -brand building-, and distribution costs. EBIT margin increased from 9.1% to 16.6%.

EBITDA increased 63.7% to CLP 9,066 million and the EBITDA margin increased from 13.2% to 20.5%. Excluding the impact of a higher exchange rate, representing CLP 2,513 million, the EBITDA grew 18.3%, confirming the excellent performance of the Wine Operating segment.

Comments The results of the second quarter 2014 are positively influenced by: i) a good performance in the Domestic market where Volumes increased 6.9% and prices 2.9% driven by a better sales mix; ii) in the Export side of the business prices increased by 1.6% in USD terms which partially compensated the lower sales Volumes and; iii) better performance in Argentina in terms of profits. The Wine Operating segment was also positively affected by lower costs of wine and the depreciation of the Chilean peso against the US dollar.

Highlights from the domestic operation can be found in all the categories in which we participate due to healthy brands and good execution: Volumes against the same quarter of last year for fine bottled wine grew 10%, massive wine increased 7%, and sparkling wines increased 23%. Furthermore, according to Nielsen Chile, the Wine Operating segment showed a strong performance both in volume and value. Worth to mention, in 2014, the Operating segment achieved first position in value share within the entire business category with 27.2% in total.

As mentioned previously, the Domestic operation will be affected by the tax reform in Chile, which includes an increase in taxes on alcohol. We have been making our best efforts through our industry trade associations for arguing in favor of the industry.

In Argentina, despite of having lower sales Volumes, the operations continued to show a good performance in profits driven by its strong discipline in cost savings, synergies within the Wine Operating segment and exclusive focus on key strategic markets. We expect to keep the positive trend during the year.

In the Export side of the business, lower sales Volumes were not fully compensated by the increase in sales volumes in Asia. Our strategy continued with launches in new markets, such as Gato Cabernet Sauvignon Rose in Sweden; and brand building through diverse recognitions and marketing initiatives, such as Castillo de Molina as “Wine of the Year” in Finland or the sponsorship of recognized sport figures with 1865. Finally, this quarter, our premium wine 1865 Limited Edition Syrah was awarded with Gold Medal in the last edition of the “Decanter World Wine Awards” and, it also won a regional trophy, which is an important recognition for our winemaking team.

5 Excluding bulk wine

PRESS RELEASE

FURTHER INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a diversified beverage company operating principally in Chile, Argentina, Uruguay, Paraguay and Bolivia. CCU is the largest Chilean brewer, the second-largest Chilean soft drinks producer and the largest Chilean water and nectar producer, the second-largest Argentine brewer, the second-largest Chilean wine producer and the largest pisco distributor. It also participates in the HOD, rum and confectionery industries in Chile, in the beer, water and soft drinks industries in Uruguay, and in the soft drinks, water and nectar industries and beer distribution in Paraguay and Bolivia. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Compañía Pisquera Bauzá S.A.

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS and available in our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•         Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market.

•         Rio de la Plata: This segment commercializes Beer, Cider, Non Alcoholic Beverages and Spirits in the Argentinean, Uruguayan and Paraguayan market.

•         Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries.

•         Other/Eliminations:  It considers the non-allocated corporate overhead expenses and the result of the logistics subsidiary.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), Cost of sales includes direct costs and manufacturing expenses.

Earnings Per Share (EPS)

PRESS RELEASE

Net profit divided by the weighted average number of shares during the year.

EBIT

Stands for Earnings Before Interest and Taxes, and for management purposes it is defined, as earnings before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Marketing, Selling, Distribution and Administrative expenses (MSD&A)

MSD&A include marketing, selling, distribution and administrative expenses.

Net Debt

Total financial debt minus cash & cash equivalents.

Net Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net profit attributable to parent company shareholder as per IFRS.

Organic growth

Organic growth refers to growth excluding the effect of consolidation changes and the effect of first time consolidation an acquisition.

UF

The UF is a monetary unit indexed to the CPI variation.

PRESS RELEASE

Exhibit 1: Income Statement (Second Quarter 2014)
Second Quarter	2014	2013	2014	2013	Total	Organic
	(CLP million)		(USD million)(1)		Change %	Change %
Net sales	263,553	243,446	475.4	439.2	8.3	6.0
Cost of sales	(130,880)	(119,494)	(236.1)	(215.6)	9.5	6.2
% of net sales	49.7	49.1	49.7	49.1	-	-
Gross profit	132,672	123,952	239.3	223.6	7.0	5.9
MSD&A	(117,241)	(102,252)	(211.5)	(184.5)	14.7	12.7
% of net sales	44.5	42.0	0.1	0.1	-	-
Other operating income/(expenses)	20,410	141	36.8	0.3	N/A	N/A
EBIT	35,842	21,841	64.7	39.4	64.1	66.4
EBIT margin	13.6	9.0	13.6	9.0	-	-
Net financial expenses	(2,224)	(3,838)	(4.0)	(6.9)	(42.1)	(40.8)
Equity and income of JVs and associated	(311)	23	(0.6)	0.0	N/A	N/A
Foreign currency exchange differences	(561)	(530)	(1.0)	(1.0)	5.8	0.5
Results as per adjustment units	(1,277)	87	(2.3)	0.2	N/A	N/A
Other gains/(losses)	(273)	1,870	(0.5)	3.4	(114.6)	(114.6)
Total Non-operating result	(4,645)	(2,388)	(8.4)	(4.3)	94.5	83.2
Income/(loss) before taxes	31,197	19,453	56.3	35.1	60.4	64.4
Income taxes	(4,363)	(2,276)	(7.9)	(4.1)	91.7	92.4
Net income for the year	26,834	17,177	48.4	31.0	56.2	60.7

Net income attributable to:
The equity holders of the parent	23,468	15,429	42.3	27.8	52.1	55.5
Non-controlling interest	3,366	1,748	6.1	3.2	92.6	106.2

EBITDA	52,142	37,932	94.1	68.4	37.5	37.7
EBITDA margin	19.8	15.6	19.8	15.6	-	-

OTHER INFORMATION
Number of shares(2)	369,502,872	318,502,872	369,502,872	318,502,872
Shares per ADR	2	2	2	2

Earnings per share	63.5	48.4	0.1	0.1	31.1	30.5
Earnings per ADR	127.0	96.9	0.2	0.2	31.1	30.5

Depreciation	16,300	16,091	29.4	29.0	1.3	(3.6)
Capital Expenditures	36,176	27,365	65.3	49.4	32.2	32.2
(1) Average Exchange rate for the period: US$1.00 = CLP 554.35
(2) Considers period weighted average shares according to capital increase as of December 31, 2013.

PRESS RELEASE

Exhibit 2: Income Statement (Six months ended on June 30, 2014)
YTD AS OF JUNE	2014	2013	2014	2013	Total	Organic
	(CLP million)		(USD million)(1)		Change %	Change %
Net sales	598,364	547,546	1,079.4	987.7	9.3	7.0
Cost of sales	(279,907)	(249,410)	(504.9)	(449.9)	12.2	8.9
% of net sales	46.8	45.6	0.1	0.1	-	-
Gross profit	318,457	298,136	574.5	537.8	6.8	5.5
MSD&A	(249,000)	(219,104)	(449.2)	(395.2)	13.6	11.7
% of net sales	41.6	40.0	0.1	0.1	-	-
Other operating income/(expenses)	22,402	841	40.4	1.5	N/A	N/A
EBIT	91,859	79,872	165.7	144.1	15.0	15.4
EBIT margin	15.4	14.6	0.0	0.0	-	-
Net financial expenses	(3,504)	(7,777)	(6.3)	(14.0)	(54.9)	(54.6)
Equity and income of JVs and associated	(383)	(2)	(0.7)	(0.0)	N/A	N/A
Foreign currency exchange differences	(1,812)	(648)	(3.3)	(1.2)	(179.4)	(178.9)
Results as per adjustment units	(2,464)	(122)	(4.4)	(0.2)	N/A	N/A
Other gains/(losses)	1,011	1,679	1.8	3.0	(39.8)	39.8
Total Non-operating result	(7,153)	(6,870)	(12.9)	(12.4)	(4.1)	0.3
Income/(loss) before taxes	84,705	73,003	152.8	131.7	16.0	16.8
Income taxes	(13,649)	(13,723)	(24.6)	(24.8)	(0.5)	(0.4)
Net income for the year	71,056	59,279	128.2	106.9	19.9	20.8

Net income attributable to:
The equity holders of the parent	64,036	55,745	115.5	100.6	14.9	15.6
Non-controlling interest	7,020	3,535	12.7	6.4	98.6	102.1

EBITDA	124,472	111,136	224.5	200.5	12.0	33.6
EBITDA margin	20.8	20.3	20.8	20.3	-	-

OTHER INFORMATION
Number of shares(2)	369,502,872	318,502,872	369,502,872	318,502,872
Shares per ADR	2	2	2	2

Earnings per share	173.3	175.0	0.3	0.3	(1.0)	(0.3)
Earnings per ADR	346.6	350.0	0.6	0.6	(1.0)	(0.3)

Depreciation	32,613	31,264	58.8	56.4	4.3	1.8
Capital Expenditures	64,196	50,930	115.8	91.9	26.0	N/A
(1) Average Exchange rate for the period: US$1.00 = CLP 554,35
(2) Considers period weighted average shares according to capital increase as of December 31, 2013.

PRESS RELEASE

Exhibit 3: Segment Information (Second Quarter 2014)
	1. Chile Operating segment				2. Río de la Plata Operating segment(1)				3. Wine Operating segment
Second Quarter
(In ThHL or CLP million unless stated otherwise)	2014	2013	Total %	Organic %	2014	2013	Total %	Organic %	2014	2013	Total %	Organic %
Volumes	3,347	3,141	6.5	6.5	967	874	10.7	(0.1)	344	353	(2.5)	(2.5)
Net sales	175,097	155,461	12.6	12.6	46,843	45,939	2.0	(10.0)	44,154	42,053	5.0	5.0
Net sales (CLP/HL)	52,319	49,492	5.7	5.7	48,459	52,589	(7.9)	(9.9)	128,354	119,182	7.7	7.7
Cost of sales	(86,402)	(73,722)	17.2	17.2	(24,944)	(20,774)	20.1	0.7	(24,401)	(26,868)	(9.2)	(9.2)
% of net sales	49.3	47.4			53.3	45.2			55.3	63.9
Gross profit	88,695	81,738	8.5	8.5	21,898	25,165	(13.0)	(18.8)	19,752	15,185	30.1	30.1
% of net sales	50.7	52.6			46.7	54.8			44.7	36.1
MSD&A	(69,532)	(57,784)	20.3	20.3	(30,448)	(29,386)	3.6	(3.1)	(12,392)	(11,322)	9.5	9.5
% of net sales	39.7	37.2			65.0	64.0			28.1	26.9
Other operating income/(expenses)	228	(70)	425.4	425.4	19,002	199	N/A	N/A	(27)	(29)	(9.4)	(9.4)
EBIT	19,391	23,884	(18.8)	(18.8)	10,452	(4,023)	(359.8)	(372.5)	7,334	3,834	91.3	91.3
EBIT Margin	11.1	15.4			22.3	(8.8)			16.6	9.1
EBITDA	28,525	33,208	(14.1)	(14.1)	13,087	(1,507)	(968.2)	(975.0)	9,066	5,538	63.7	63.7
EBITDA Margin	16.3	21.4			27.9	(3.3)			20.5	13.2

	4. Other/eliminations				Total
Second Quarter
(In ThHL or CLP million unless stated otherwise)	2014	2013	Total %	Organic %	2014	2013	Total %	Organic %
Volumes					4,657	4,367	6.6	4.5
Net sales	(2,540)	(6)	N/A	N/A	263,553	243,446	8.3	6.0
Net sales (CLP/HL)					56,589	55,741	1.5	1.5
Cost of sales	4,867	1,870	160.3	160.3	(130,880)	(119,494)	9.5	6.2
% of net sales					49.7	49.1
Gross profit	2,327	1,864	24.8	24.8	132,672	123,952	7.0	5.9
% of net sales					50.3	50.9
MSD&A	(4,869)	(3,760)	29.5	29.5	(117,241)	(102,252)	14.7	12.7
% of net sales					44.5	42.0
Other operating income/(expenses)	1,207	41	N/A	N/A	20,410	141	N/A	N/A
EBIT	(1,335)	(1,854)	(28.0)	(28.0)	35,842	21,841	64.1	66.4
EBIT Margin	-	-	-	-	13.6	9.0
EBITDA	1,464	694	111.1	111.1	52,142	37,932	37.5	37.7
EBITDA Margin	-	-	-	-	19.8	15.6	420.3	466.3

(1) Organic excludes Paraguay's results from the Quarter as reported

PRESS RELEASE

Exhibit 4: Segment Information (Six months ended on June 30, 2014)
	1. Chile Operating segment				2. Río de la Plata Operating segment(1)				3. Wine Operating segment
YTD AS OF JUNE
(In ThHL or CLP million unless stated otherwise)	2014	2013	Total %	Organic %	2014	2013	Total %	Organic %	2014	2013	Total %	Organic %
Volumes	7,901	7,414	6.6	6.6	2,461	2,298	7.1	(2.0)	624	607	2.8	2.8
Net sales	399,814	358,115	11.6	11.6	123,426	118,687	4.0	(6.3)	80,525	71,180	13.1	13.1
Net sales (CLP/HL)	50,602	48,303	4.8	4.8	50,148	53,716	(6.6)	(8.1)	129,049	117,314	10.0	10.0
Cost of sales	(188,089)	(160,156)	17.4	17.4	(57,295)	(48,603)	17.9	0.6	(44,939)	(46,237)	(2.8)	(2.8)
% of net sales	47.0	44.7			46.4	41.0			55.8	65.0
Gross profit	211,725	197,959	7.0	7.0	66,132	70,084	(5.6)	(11.2)	35,586	24,943	42.7	42.7
% of net sales	53.0	55.3			53.6	59.0			44.2	35.0
MSD&A	(152,041)	(128,503)	18.3	18.3	(68,504)	(65,489)	4.6	(1.8)	(23,217)	(20,772)	11.8	11.8
% of net sales	38.0	35.9			55.5	55.2			28.8	29.2
Other operating income/(expenses)	475	341	39.1	39.1	19,350	356	N/A	N/A	294	69	324.4	324.4
EBIT	60,159	69,797	(13.8)	(13.8)	16,977	4,951	242.9	248.8	12,662	4,240	198.6	198.6
EBIT margin	15.0	19.5			13.8	4.2			15.7	6.0
EBITDA	78,824	88,136	(10.6)	(10.6)	22,103	9,914	122.9	117.9	16,087	7,504	114.4	114.4
EBITDA margin	19.7	24.6			17.9	8.4			20.0	10.5

	4. Other/eliminations				Total
YTD AS OF JUNE
(In ThHL or CLP million unless stated otherwise)	2014	2013	Total %	Organic %	2014	2013	Total %	Organic %
Volumes					10,986	10,318	6.5	4.4
Net sales	(5,401)	(436)	N/A	N/A	598,364	547,546	9.3	7.0
Net sales (CLP/HL)					54,464	53,065	2.6	2.5
Cost of sales	10,416	5,586	86.5	86.5	(279,907)	(249,410)	12.2	8.9
% of net sales					46.8	45.6
Gross profit	5,014	5,151	(2.6)	(2.6)	318,457	298,136	6.8	5.5
% of net sales					53.2	54.4
MSD&A	(5,238)	(4,341)	20.7	20.7	(249,000)	(219,104)	13.6	11.7
% of net sales					41.6	40.0
Other operating income/(expenses)	2,284	75	N/A	N/A	22,402	841	N/A	N/A
EBIT	2,061	884	133.1	133.1	91,859	79,872	15.0	15.4
EBIT margin	-	-	-	-	15.4	14.6
EBITDA	7,458	5,583	33.6	33.6	124,472	111,136	12.0	11.6
EBITDA margin	-	-	-	-	20.8	20.3	50.5	85.6
(1) Organic excludes Paraguay's results from the YTD as reported

PRESS RELEASE

Exhibit 5: Balance Sheet
	June 30	December 31	June 30	December 31	Total Change%
	2014	2013	2014	2013
	(CLP million)		(US$ million)(1)
ASSETS
Cash and cash equivalents	275,201	408,853	498	740	(32.7)
Other current assets	375,320	409,644	679	741	(8.4)
Total current assets	650,521	818,497	1,177	1,481	(20.5)

PP&E (net)	701,706	680,994	1,270	1,232	3.0
Other non current assets	240,928	228,229	436	413	5.6
Total non current assets	942,634	909,223	1,705	1,645	3.7
Total assets	1,593,154	1,727,720	2,882	3,126	(7.8)

LIABILITIES
Short term financial debt	59,521	120,488	108	218	(50.6)
Other liabilities	208,386	288,641	377	522	(27.8)
Total current liabilities	267,907	409,129	485	740	(34.5)

Long term financial debt	137,149	142,763	248	258	(3.9)
Other liabilities	84,654	91,584	153	166	(7.6)
Total non current liabilities	221,803	234,347	401	424	(5.4)
Total Liabilities	489,710	643,476	886	1,164	(23.9)

EQUITY
Paid-in capital	562,693	562,693	1,018	1,018	-
Other reserves	(80,707)	(65,882)	(146)	(119)	(22.5)
Retained earnings	524,024	491,864	948	890	6.5
Net equity attributable to parent company shareholders	1,006,010	988,676	1,820	1,789	1.8
Minority interest	97,434	95,568	176	173	2.0
Total equity	1,103,445	1,084,244	1,996	1,962	1.8
Total equity and liabilities	1,593,154	1,727,720	2,882	3,126	(7.8)

OTHER FINANCIAL INFORMATION

Total financial debt	196,670	263,251	356	476	(25.3)

Net Financial debt	(78,531)	(145,602)	(142)	(263)	(46.1)

Liquidity ratio	2.43	2.00
Financial Debt / Capitalization	0.15	0.20
Net Financial debt / EBITDA	(0.30)	(0.60)
(1) Exchange rate as of June 30, 2014: US$1.00 = CLP 552.72

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: August 6, 2014